Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2321 Fax www.dechert.com IAN HARTMAN ian.hartman@dechert.com +1 215 994 2277 Direct

April 23, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Alison T. White

100 F Street NE

Washington, D.C. 20549

RE:	Hercules Capital, Inc. — Preliminary Proxy Statement on Schedule 14A filed on April 12, 2024 (File No. 814-00702)

Dear Ms. White:

On behalf of Hercules Capital, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 17, 2024 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed with the Commission on April 12, 2024. The Staff’s comments are set forth below and are followed by the Company’s responses. Where indicated, revised disclosure has been included in the Definitive Proxy Statement on Schedule 14A filed by the Company on the date hereof (the “Definitive Proxy Statement”). Unless otherwise noted, references to page numbers herein refer to the page numbers of the Preliminary Proxy Statement.

1.	Comment: The Staff is unable to locate where the Company discloses the effect of broker non-votes on the outcome of Proposal 4. Please advise or revise.

Response: The Company respectfully submits that on page 51 of the Preliminary Proxy Statement we disclose that Proposal 4 is a routine matter and if a shareholder does not provide its broker, bank or nominee with voting instructions, then such broker, bank or nominee will be able to vote the shareholder’s shares with respect to Proposal 4 on its behalf. In addition, the Company has revised page iii to highlight the effect of broker non-votes on the outcome of Proposal 4.

2.	Comment: Please include the disclosure required by Item 408(b) of Regulation S-K which is required by Item 7(b) of Schedule 14A.

Response: The Company has revised the above-referenced disclosure on page 8 in the Definitive Proxy Statement in response to the Staff’s comment.

April 23, 2024 Page 2

3.	Comment: Consider adding LTRSU to the list of Key Definitions on page 21.

Response: The Company has revised the above-referenced disclosure in the Definitive Proxy Statement in response to the Staff’s comment.

*  *  *

If you have any questions, please feel free to contact the undersigned by telephone 215.994.2277 (or by email at ian.hartman@dechert.com) or Jonathan Gaines at 212.641.5600 (or by email at jonathan.gaines@dechert.com).

Sincerely,

/s/ Ian Hartman
Ian Hartman

cc:	Scott Bluestein, Hercules Capital, Inc.
Kiersten Zaza Botelho, Hercules Capital, Inc.
Seth Meyer, Hercules Capital, Inc.
Jay Alicandri, Dechert LLP
Jonathan Gaines, Dechert LLP